

**DIVISION OF
CORPORATION FINANCE**

NO ACT

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**



16004004

Received SEC

MAR 03 2016

Washington, DC 20549

March 3, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-3-16

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Sempra Energy
        Incoming letter dated February 19, 2016

Dear Ms. Ising:

This is in response to your letter dated February 19, 2016 concerning the shareholder proposal submitted to Sempra by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
        FISMA & OMB MEMORANDUN M-07-16

March 3, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sempra Energy
         Incoming letter dated February 19, 2016

       The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

       There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

                               Sincerely,

                               Evan S. Jacobson
                               Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 19, 2016

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Sempra Energy*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 ("Exchange Act")—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Sempra Energy (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The Proposal requests that the Company's Board of Directors adopt a "proxy access" bylaw requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal. *See* <u>Exhibit A</u>.

BACKGROUND

The Board of Directors (the "Board") of the Company adopted amendments to the Bylaws of the Company (the "Amended Bylaws") implementing proxy access (the "Proxy Access Bylaw"). Thereafter, the Company began engaging in a long dialogue with the Proponent about the Proxy Access Bylaw and the Proposal. *See* <u>Exhibit B</u>. The Company sincerely hoped that the Proponent would withdraw the Proposal as a result of the Board's adoption of a proxy access right that compares favorably to his Proposal. The Company is filing this no-action request at this time in light of the Proponent's continued unwillingness to withdraw the Proposal.

As discussed below, the Proxy Access Bylaw compares favorably with and substantially implements the Proposal as it addresses each of the essential elements of the Proposal. In this respect, it is important to note that the Proposal is substantially the same proposal that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") considered in *Capital One Financial Corp.* (avail. Feb 12, 2016) and *Time Warner Inc.* (avail. Feb. 12, 2016), and that the proxy access terms adopted by the Company are substantially similar to those that were adopted by Capital One, Time Warner and other

GIBSON DUNN

companies that the Staff has concurred substantially implement this form of proxy access shareholder proposal. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Target Corp.* (avail. Feb. 12, 2016). As a result, we believe that this no-action request does not raise any novel issues, and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. *Rule 14a-8(i)(10) Background*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially

GIBSON DUNN

implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholder to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Due to the range of issues that need to be considered in the context of proposals requesting corporate governance changes that require bylaw amendments, the "substantially implemented" standard of Rule 14a-8(i)(10) (as opposed to the former, "fully effected" standard) provides a reasonable and rational means to achieve Rule 14a-8(i)(10)'s objective. Thus, companies that have substantially implemented a shareholder proposal through a bylaw amendment typically have addressed collateral issues that the shareholder proposal either does not address or that the shareholder proposal addresses in a different way, and yet have satisfied Rule 14a-8(i)(10)'s standard. For example, in *General Dynamics Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion of a special meeting proposal that included a 10% ownership threshold and a requirement that no other "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board" be included in the bylaws and/or charter. In that case, General Dynamic planned to adopt a special meeting bylaw that included (i) an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders and (ii) several additional procedural and informational requirements incorporated from its advance notice provisions. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) where the companies had adopted provisions allowing shareholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting.

> B.   *The Board's Adoption of the Proxy Access Bylaw Substantially Implements the Proposal*

Proxy access is a complex issue. Because proxy access creates an entirely new right that implicates the interaction of state law nomination processes, Commission proxy rules, the intricacies of the beneficial ownership and proxy voting processes, and corporate governance considerations, bylaws implementing proxy access must address numerous substantive and procedural issues. This complexity was reflected in the text of the Commission's proxy access rule, Rule 14a-11 under the Exchange Act, which was 6,374 words long, counting "instructions" included in the rule but not counting the length of Schedule 14N or other rules that were adopted or amended at the same time that Rule 14a-11 was adopted.

Likewise, virtually all of the 471 words comprising the Proposal and its brief supporting statement consist of an extensive list of proxy access terms requested by the Proponents. The proxy access provisions addressed in the Proposal can be grouped into 11 topics, some of which have multiple prongs. We discuss each of these topics below and compare them to the Company's Amended Bylaws, attached as Exhibit C. This comparison demonstrates that the terms of the Company's Proxy Access Bylaw "compare favorably with the guidelines of" the Proposal, and therefore substantially implement the Proposal within the meaning of established precedent under Rule 14a-8(i)(10).

- **#1—Adoption of Proxy Access Bylaw:**
  The "resolved" clause of the Proposal requests that the board adopt a "'proxy access' bylaw" and present it for shareholder approval. On December 15, 2015, the Board adopted the Proxy Access Bylaw, set forth at Article V, Section 4 of the Bylaws. *See* Exhibit C, beginning at page 9. Thus, the key objective of the Proposal was achieved: providing a proxy access right for shareholders.

  As discussed above, it is well established that a company may satisfy Rule 14a-8(i)(10)'s standard by implementing a proposal through a process different than the one requested in the proposal. *See Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board recently had adopted a rule requiring that all public companies do the same); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa); and *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain

environmental compliance information and the company represented that it complied fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). Thus, adoption of the Proxy Access Bylaw satisfies Rule 14a-8(i)(10).

- **#2[A] & [B]—Inclusion in Proxy Materials and Group Nomination:**
  The Proposal requests that the proxy access bylaw "[A] [r]equire the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by [B] a shareholder or an unrestricted number of shareholders forming a group (the 'Nominator') that meets the criteria below."

  Part [A] of this provision is implemented in Article V, Section 4(a) of the Amended Bylaws, which provides that the Company shall include in its proxy statement and on its form of proxy the "the name of a nominee for election to the Board submitted pursuant to this Article V, Section 4 . . . and will include in its proxy statement the 'Required Information' (as defined below)" Part [B] is implemented in Article V, Section 4(b) of the Amended Bylaws, which confirms that a shareholder or group of up to 20 shareholders can aggregate their shares of the Company's common stock for purposes of satisfying the ownership requirement under the Amended Bylaws. *See* Exhibit C, pages 9-10.

  The Proposal refers to the "Nominator" being "a shareholder or an unrestricted number of shareholders." We believe that the Company's provision, which places a twenty-shareholder limit on the size of a nominating group, achieves the essential purpose of this aspect of the Proposal by ensuring that shareholders are able to use the proxy access right effectively, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under proxy access.

  In this regard, it is important to note that a twenty-shareholder nominating group is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 118 companies that announced the adoption of proxy access bylaws in 2015, all but three imposed a limit on the size of the nominating shareholder group. Of those companies, approximately 87% adopted a twenty-shareholder standard, approximately 8% have adopted a lower limit, and 2% have adopted a twenty-five-shareholder standard. As well, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a twenty-shareholder provision, and Blackrock, Inc., the publicly traded parent of the largest institutional shareholder in the United States, has announced that it intends to adopt proxy access with a twenty-shareholder provision. Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal,

GIBSON DUNN

it does not view a twenty-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than twenty shareholders as unduly restrictive).[1]

In *General Electric Co. (Recon.)* (avail. Mar. 3, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board take the steps necessary to amend the company's governing documents to adopt a bylaw providing proxy access for a person nominated by "a shareholder or group thereof." The Staff concurred that General Electric adopted a proxy access bylaw on terms that addressed the proposal's essential objective, even though (i) General Electric limited the group of shareholders who could aggregate their holdings for purposes of meeting the minimum stock ownership requirements to twenty, and (ii) the proxy access bylaw contained additional terms and requirements addressing issues on which the proposal was silent. We believe the same conclusion applies here. *See also Capital One Financial Corp.* (avail. Feb. 12, 2015) (concurring in exclusion when the proxy access proposal requested an "unrestricted number of shareholders" but the company limited aggregation to twenty shareholders). Although the Proxy Access Bylaw adopted by the Company contains a twenty-shareholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in a proposal and that adopted by a company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. Otherwise, shareholder proponents could request small changes in the nominating group size in a proposal (twenty-five, fifty, or one hundred shareholders, instead of twenty), contrary to the regulatory objective that led the Commission to adopt the "substantial implementation" standard under Rule 14a-8(i)(10). Accordingly, we believe the Company's Proxy Access Bylaw compares favorably with the Proposal.

- **#3—Inclusion in Proxy Card:**
  The Proposal requests that the bylaw "[a]llow shareholders to vote on such nominee on the Company's proxy card."

  This provision is implemented in Article V, Section 4 of the Amended Bylaws, which provides that eligible shareholder nominees will be included on the Company's form of proxy for an annual meeting (in addition to being included in the Company's proxy statement). *See* Exhibit C, page 9.

---

[1] *See* Institutional Shareholder Services, *U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, at 19 (Dec. 18, 2015), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-dec-2015.pdf.

GIBSON DUNN

- **#4—Number of Nominees:**
  The Proposal requests that "[t]he number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."

  This provision is implemented in Article V, Section 4(k) of the Amended Bylaws, which provides that the number of shareholder-nominated candidates cannot exceed the greater of (i) two or (ii) 20% of the number of directors in office, and sets forth standard provisions for how to count the number of permitted nominees. This means that, as requested by the Proposal, the number of shareholder-nominated candidates appearing in the Company's proxy materials cannot exceed "one quarter of the directors then serving or two, whichever is greater." *See* Exhibit C, page 16. Stated differently, when the Company's Board consists of ten or fewer directors, proxy access will be available for up to two shareholder-nominated candidates, and when the Board exceeds ten directors, proxy access will be available for directors representing twenty percent of the Board (rounded down to the nearest whole number), which is a number that satisfies the Proposal by "not exceed[ing] one quarter of the directors then serving." Thus, the Proxy Access Bylaw fully implements this term of the Proposal.

- **#5—Supplementation of Existing Rights:**
  The Proposal requests that "[t]his [proxy access] bylaw should supplement existing rights under Company bylaws."

  By adopting a proxy access bylaw, the Company did not eliminate or diminish any existing rights of its shareholders (such as those available under the Company's advance notice provisions or the ability to call special meetings). This is reflected in, for example, Article V, Sections 1 and 2 of the Amended Bylaws. *See* Exhibit C, pages 5–9. Thus, the Proxy Access Bylaw implements this provision.

- **#6[A], [B] & [C]—Ownership Threshold and Holding Period:**
  The Proposal states that a nominating shareholder "must [A] have beneficially owned 3% or more of the Company's outstanding common stock, [B] including recallable loaned stock, [C] continuously for at least three years before submitting the nomination."

  Parts [A] and [C] are implemented in Article V, Section 4(b)(i) of the Amended Bylaws, which provides that, to meet the minimum ownership threshold, a shareholder (or a group of shareholders) must own and have owned at least 3% of Company's shares continuously for at least three years. *See* Exhibit C, page 10. Part [B] is implemented in Article V, Section 4(c)(iii), which defines ownership to include, among other things, loaned shares that can be recalled on five business days' notice if those shares are recalled within five business

days of the nominator being notified that its proxy access nominee will be included in the Company's proxy materials. *See* <u>Exhibit C</u>, page 11.

- **#7[A], [B] & [C]—Disclosure & Written Notice:**
  The Proposal requires that a nominating shareholder (or a group of shareholders) "give the Company, [A] within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about [B] (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and [C] (ii) the Nominator, including proof it owns the required shares (the "Disclosure")."

  The terms addressed in part [A] are implemented in Article V, Section 4(a) and Article V, Section 4(f), which require a written notice regarding the proxy access nominee and the nominating shareholder(s) and set forth the time frame for when the nominating shareholder or group of shareholders must provide that notice to the Company. The terms addressed in part [B] are implemented through parts of Article V, Section 4(e)(iv)(A) and Article V, Section 4(h)(i) of the Amended Bylaws, which require nominating shareholders to provide certain information to the Company about the nominee that is required under the Company's advance notice bylaws or under the Commission rules, including consent to being named in the proxy statement and serving as a director. *See* <u>Exhibit C</u>, pages 12 and 14. The terms addressed in part [C] are implemented in Article V, Section 4(e)(iv)(A) of the Amended Bylaws, which requires the nominating shareholder (or group of shareholders) to provide information about themselves that is required under the bylaws or under the Commission rules, including proof it owns the required shares, through reference to the information requirements under the Company's advance notice bylaws. *See* <u>Exhibit C</u>, pages 12.

- **#8[A], [B] & [C]—Nominating Shareholder Certifications:**
  The Proposal states that a nominating shareholder must "certify that [A] (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; [B] (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and [C] (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."

  Article V, Sections 4(e)(iv)(C)(1), 4(e)(iv)(C)(3), and 4(e)(iv)(B)(1)of the Amended Bylaws, respectively, implement these parts of the Proposal. *See* <u>Exhibit C</u>, pages 12–13.

GIBSON DUNN

- **#9—Supporting Statement:**
  The Proposal provides that "[t]he Nominator may submit with the Disclosure a supporting statement not exceeding 500 words in support of the nominee (the 'Statement')."

  This provision is implemented in Article V, Section 4(d)(ii) of the Amended Bylaws. *See* Exhibit C, page 11.

- **#10[A], [B] & [C]—Procedures & Priority Given to Multiple Nominations:**
  The Proposal states that "[t]he Board should adopt procedures for promptly resolving disputes over [A] whether notice of a nomination was timely, [B] whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and [C] the priority given to multiple nominations exceeding the one-quarter limit."

  Part [A] and [B] are implemented in Article V, Section 4(m) of the Amended Bylaws through the Board having the power to make good faith, necessary determinations to apply the Proxy Access Bylaw. *See* Exhibit C, page 17. Part [C] is implemented in Article V, Section 4(k). *See* Exhibit C, pages 16–17.

- **#11—No Additional Restrictions on Nominations:**
  The Proposal states that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations."

  The exact meaning of the references to "additional" restrictions is somewhat vague in the context of the Proposal, as the rest of the Proposal addresses conditions applicable to what the Proposal refers to as the "Nominator" and the Proposal does not otherwise set forth any eligibility terms or criteria applicable to the proxy access nominees. As disclosed in the Company's 2015 proxy statement and addressed in the Company's Corporate Governance Guidelines, the Company has independence requirements for the Board and both the Corporate Governance Committee of the Board and the Board itself evaluate a number of criteria when assessing director candidates. Because the Board does not have control over the nomination process for a proxy access nominee as it would for its own nominee, the Company determined that it was appropriate to include a number of provisions on the qualifications of proxy access candidates to ensure that, if proxy access nominees are elected to the Board, the Company will be able to continue to satisfy its legal, regulatory and corporate governance requirements. These include that the Company is not required to include a proxy access nominee in its proxy statement if (i) the shareholder nominee does not meet certain independence requirements, (ii) the shareholder nominee is the subject of certain criminal proceedings or is a "bad actor" under the Commission rules, or (iii) the nomination would cause the Company to violate its governing documents or certain laws, rules and/or regulations. Likewise, the Proxy Access Bylaw provides that a shareholder nominee may not

be a candidate who was nominated as a proxy access candidate in the past two years and did
not receive a certain percentage of shareholder votes. These terms are set forth in parts of
Article V, Section 4(j) and in Article V, Section 4(l) of the Amended Bylaws. *See* Exhibit C,
pages 15–17.

These provisions do not prevent the proxy access procedures included in the Amended
Bylaws from "compar[ing] favorably with the guidelines of" the Proposal. The conditions on
the qualification of a proxy access nominee, as opposed to conditions on the availability of
proxy access, do not restrict shareholders' ability to use proxy access beyond the terms set
forth in the Proposal. In this regard, the additional conditions and terms set forth in the
Proxy Access Bylaw differ significantly from those considered by the Staff in *KSW, Inc.*
(avail. Mar. 7, 2012). There, the Staff did not concur with exclusion of a proposal requesting
that proxy access be available for a group of shareholders that had held at least 2% of the
company's stock for three years. KSW had adopted a bylaw under which proxy access
would be available only to a single shareholder who had held 5% of the company's stock. In
concluding that KSW had not substantially implemented the proposal for purposes of Rule
14a-8(i)(10), the Staff stated that "[g]iven the differences between KSW's bylaw and the
proposal, *including the difference in ownership levels required for eligibility to include a
shareholder nomination for director in KSW's proxy materials*," it was unable to concur that
the bylaw adopted by KSW substantially implemented the proposal (emphasis added).

As discussed above, in the context of complex bylaw amendments to implement corporate
governance reforms, the Staff consistently has concurred that companies have substantially
implemented a proposal even when the companies have placed additional conditions or
procedures that restrict the rights requested under the proposal. *See Chevron Corp.* (avail.
Feb. 19, 2008); *Citigroup Inc.* (avail. Feb. 12, 2008). In particular, in *General Dynamics
Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a
special meeting proposal that contained language similar to that set forth in #11, stating that
the special meeting provisions should have no "exception[s] or exclusion conditions (to the
fullest extent permitted by state law) that apply only to shareowners but not management
and/or the board," where the company had adopted a special meeting right that did impose
notice and other requirements not applicable to a board-called special meeting. More
recently, the Staff concurred in the context of other proxy access shareholder proposals that,
notwithstanding similar generalized language, restrictions similar to those adopted by the
Company did not mean that a company had failed to substantially implement the proposals.
*See, e.g., Capital One Financial Corp.; Time Warner Inc.; Alaska Air Group, Inc.; Baxter
International Inc.; General Dynamics Corp.; Target Corp.* Here, as with the bylaws
considered in *General Dynamics, General Electric Co., Chevron,* and *Citigroup Inc.,* the
language in the Proposal and the terms in the Proxy Access Bylaw relating to eligible
nominees do not restrict the availability of proxy access to the Company's shareholders.

GIBSON DUNN

Viewed as a whole, the proxy access terms adopted by the Company compare favorably to the terms for proxy access set forth in the Proposal, and the Company's Amended Bylaws achieve the Proposal's objective of making proxy access available to shareholders who satisfy specified conditions. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations or additional terms that go beyond the provisions addressed in a proposal do not prevent a company from substantially implementing a proposal.

CONCLUSION

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). Based upon the foregoing analysis above and the recent precedent addressing substantially identical proposals, we are of the view that by adopting the Proxy Access Bylaw, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal and, therefore, that the Proposal may properly be excluded under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James Spira, the Company's Chief Corporate Counsel, at (619) 696-4373.

Sincerely,

Elizabeth A. Ising
Enclosures

cc: James Spira, Sempra Energy, Chief Corporate Counsel
     John Chevedden

GIBSON DUNN

<u>EXHIBIT A</u>

From:	
Sent:	Sunday, November 01, 2015 8:40 PM
To:	Bird, Justin
Cc:	Adams, Trina
Subject:	Rule 14a-8 Proposal (SRE)``
Attachments:	CCE01112015_2.pdf

Dear Mr. Bird,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

Mr. Justin C. Bird
Corporate Secretary
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
Phone: 619 696-2000
PH: 619 696-2034
FX: 619-696-2374
FX: 619-696-4508

Dear Mr. Bird,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden   November 1, 2015
                                   Date

cc: Trina Adams   <TAdams1@Sempra.com>

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden,   sponsors this
proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be better to include governance text of less than 1000-words in plain English.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

 Sempra Energy®

James M. Spira
Chief Corp Counsel

488 8ᵀᴴ Avenue
San Diego, CA 92101

Tel: 619-696-4373
Fax: 619-699-5027
JSpira@sempra.com

November 9, 2015

VIA FEDERAL EXPRESS

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Sempra Energy (the "Company"), which received on November 1, 2015, your shareholder proposal entitled "Shareholder Proxy Access" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 1, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 1, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and

any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 1, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 1, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 1, 2015, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 488 8th Avenue, San Diego, CA 92101. Alternatively, you may transmit any response by facsimile to me at (619) 699-5027.

If you have any questions with respect to the foregoing, please contact me at (619) 696-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

James M. Spira
Chief Corporate Counsel

Enclosures



November 10, 2015

John R. Chevedden
Via faosimile to: OMB Memorandum M-07-16***·

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the number of shares listed below since October 27, 2014:

100 shares of General Dynamics Corporation (CUSIP: 369550108, trading symbol: GD)
40 shares of Sempra Energy (CUSIP: 816851109, trading symbol: SRE)
100 shares of Honeywell International Inc (CUSIP 438516106, trading symbol: HON)
30 shares of Huntington Ingalls Industries Inc (CUSIP 446413106: trading symbol HII)
80 shares of Pacific Gas and Electric Company (CUSIP 69331C108: trading symbol PCG)

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

Patrick Solomons
High Net Worth Operations

Our File: W925574-10NOV15

GIBSON DUNN

<u>EXHIBIT B</u>

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Monday, December 28, 2015 3:15 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Bird, Justin
Subject: Re: Sempra Energy - Shareholder Proxy Access Proposal

Dear Mr. Chevedden,

I am writing to let you know that on December 15, 2015, Sempra Energy's Board of Directors adopted amendments to our Bylaws implementing proxy access for shareholders with the same ownership requirements (3% for 3 years) as requested in your shareholder proposal. The Bylaws set the number of proxy access nominees at the greater of two directors or 20% of the board, which is similar to the number requested in your shareholder proposal, and permit aggregation by nominating groups of up to 20 shareholders. Based on the Company's research and engagement with many of its largest institutional shareholders, the Board believes that this is a reasonable limit on the group size, consistent with the approach taken by approximately 83% of companies that have adopted proxy access since 2013.

Since the amended Bylaws implement proxy access in a manner that addresses the key elements of your proposal, we respectfully request that you withdraw your shareholder proxy access proposal. Moreover, I note that other shareholder proponents, including the New York City Comptroller, have withdrawn their proposals at companies that have adopted proxy access bylaws with terms similar to ours.

Sempra Energy's amended Bylaws were attached to the Form 8-K filed with the Securities and Exchange Commission and are available at this link for your review: http://www.sec.gov/Archives/edgar/data/1032208/000008652115000075/ex3_1.htm. If you have any questions and/or would like me to mail to you a copy of the amended Bylaws, please let me know. I look forward to hearing from you.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 28, 2015 10:31 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Thank you for the update on proxy access.

Can you forward one-line responses on these items:
Ownership percentage needed
Years of continuous ownership needed
The least number of directors that can be nominated in a year
Max. number of members for the Nominations Group
Nomination Deadline
Loaned shares explicitly count as owned?
Shares need to be held after annual meeting?
Third party compensation arrangements okay?
Proxy access available if another nomination made under advance notice provision?
A minimum % vote needed in order for candidate to be nominated again the next year?

John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Tuesday, December 29, 2015 3:47 PM
To:
Cc: Bird, Justin
Subject: RE: Proxy Access (SRE)

Dear Mr. Chevedden,

Thank you for your timely response to my email respectfully requesting that you withdraw your shareholder proxy access proposal. Following each of your questions below is a response in blue. For easier reference, I have bolded each response.

Please let me know if you have any additional questions . I look forward to hearing from you.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 28, 2015 7:31 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Thank you for the update on proxy access.

Can you forward one-line responses on these items:

Ownership percentage needed: **3% of Sempra Energy's outstanding common shares.**

Years of continuous ownership needed: **Three years of continuous ownership.**

The least number of directors that can be nominated in a year: **The greater of 2 directors or 20% of the Board.**

Max. number of members for the Nominations Group: **Up to 20 shareholders are permitted to aggregate their shares in order to meet the 3% ownership threshold (mutual funds under common management and investment control and funds within the same family are counted as one holder).**

Nomination Deadline: **The nomination deadline is between 120 and 150 days preceding the anniversary of the prior year's proxy statement mail date.**

Loaned shares explicitly count as owned? **Loaned shares are explicitly counted as owned, provided that they can be recalled within five business days, and the shares are recalled within five business days of being notified that the shareholder nominee will be included in the corporation's proxy materials.**

Shares need to be held after annual meeting? **No.**

Third party compensation arrangements okay? **Yes, provided they are disclosed in advance.**

Proxy access available if another nomination made under advance notice provision? **No.**

A minimum % vote needed in order for candidate to be nominated again the next year? **25%.**

John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 30, 2015 3:43 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Thank you for the additional information.
Is it then correct that 2 directors can be nominated under the proxy access being adopted regardless of the number of directors on the board at the time.
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Wednesday, December 30, 2015 3:46 PM
FISMA &OMB Memorandum M-07-16*
Subject: RE: Proxy Access (SRE)

That is correct.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 30, 2015 12:43 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Thank you for the additional information.
Is it then correct that 2 directors can be nominated under the proxy access being adopted
regardless of the number of directors on the board at the time.
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for
information.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 30, 2015 6:17 PM
To: Spira, James M
Subject: Gov. Brown's sister and corporate governance (SRE)

Mr. Spira,
Thank you for the additional information.
You have probably seen this disturbing inference (at least for now).
John Chevedden

Something smells about Gov. Brown's inaction on the Porter Ranch gas leak

December 30, 2015, 12:00 a.m.
To the editor: I recently watched a news broadcast in which the governor of Missouri issued a disaster declaration for a flooded area. He was there, looking out for and taking care of the citizens of his state. ("SoCal Gas pinpoints the site of a leaking well near Porter Ranch," Dec. 27)

This made me wonder: **Where has Gov. Jerry Brown been during the disastrous methane gas leak near Porter Ranch? Why have we have not seen him here? Is it because his sister sits on the board of Southern California Gas Co.'s corporate parent?**

We need Brown's help. Make Southern California Gas Co. accountable. Bring in the best engineers to solve this problem.

There was a fire in Ventura County over the weekend; if that had occurred in Porter Ranch (and we have had our share of brush fires), the combination of a methane leak and fire could have been catastrophic.

Cari Llewellyn, Porter Ranch

http://touch.latimes.com/#section/-1/article/p2p-85447292/

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Saturday, January 23, 2016 9:05 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Sempra Energy - Shareholder Proxy Access Proposal

Dear Mr. Chevedden,

As stated in my December 28, 2015 email, we believe that Sempra Energy's recently amended Bylaws implement proxy access in a manner that addresses the key elements of your proposal and that other shareholder proponents, including the New York City Comptroller, have withdrawn their proposals at companies that have adopted proxy access bylaws with terms similar to ours.

I would be happy to address any additional questions and discuss the possibility that you would withdraw your proposal given the adoption by Sempra Energy of proxy access bylaws similar to the terms requested in your proposal.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, January 24, 2016 12:43 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
In order to obtain 20 qualified shareholders – what would be the number of company shareholders that could be drawn upon to make up 20 qualified shareholders.
Sincerely,
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Monday, January 25, 2016 5:02 PM
FISMA&OMB Memorandum M-07-16
Subject: RE: Proxy Access (SRE)

Dear Mr. Chevedden,

In order to obtain 20 qualified shareholders, any combination of 20 shareholders necessary to reach at least 3% of continuous ownership for at least three years would be required. As long as that threshold is obtained, the group of 20 shareholders could contain shareholders holding just one share. As a result, the number of shares held by a single shareholder would not preclude that shareholder from attempting to form a group or being a member of a group. In addition, for purposes of counting shareholders to reach 20, mutual funds under common management and investment control or the same family of funds would be treated as one shareholder.

Please let me know if you have any additional questions.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, January 24, 2016 9:43 AM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
In order to obtain 20 qualified shareholders – what would be the number of company shareholders that could be drawn upon to make up 20 qualified shareholders.
Sincerely,
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 25, 2016 11:36 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
How could the company prove that its version of proxy access would work.
It seems like there could be a downward spiral that would make proxy access not work
especially when there is a 20 participant limit.

For instance the greatest incentive to use proxy access would be when a company is
underperforming. However this incentive may run into a brick wall because shareholders tend
to sell their stock when a company is underperforming and instances of 3 years of continuous
ownership then disappear.

Plus what what would make it so difficult for a $20 billion company to process proxy access
sponsored by 50 shareholders compared to 20 shareholders.
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for
information.

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Wednesday, January 27, 2016 5:06 PM
FISMA & OMB Memorandum M-07-16
Subject: RE: Proxy Access (SRE)

Dear Mr. Chevedden,

After careful consideration and consistent with the vast majority of companies that adopted proxy access in 2015, the Sempra Energy Board of Directors determined that a limit of 20 holders was appropriate.

Please let me know if you have any additional questions. I would be happy to have a telephone conversation with you, which may be an efficient way to answer any further questions and address any concerns.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 25, 2016 8:36 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
How could the company prove that its version of proxy access would work.
It seems like there could be a downward spiral that would make proxy access not work especially when there is a 20 participant limit.

For instance the greatest incentive to use proxy access would be when a company is underperforming. However this incentive may run into a brick wall because shareholders tend to sell their stock when a company is underperforming and instances of 3 years of continuous ownership then disappear.

Plus what what would make it so difficult for a $20 billion company to process proxy access sponsored by 50 shareholders compared to 20 shareholders.
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 28, 2016 1:42 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Would there be any materially greater burden on the company to process a group of 20
participants vs. a group of 50 or 100.
John Chevedden

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Monday, February 01, 2016 1:54 PM
FISMA TO OMB Memorandum M-07-16
Subject: RE: Proxy Access (SRE)

Dear Mr. Chevedden,

The Company believes that there could be a materially greater burden with an unlimited group size or group size of 50 or 100. This issue was carefully considered by the Sempra Energy Board of Directors and is consistent with the conclusions reached by the vast majority of companies that adopted proxy access in 2015. The Board of Directors believes that the Proxy Access Bylaws adopted are fair and reasonable and have terms consistent with the majority of 2015 adopters and would not consider any changes at this time.

Please let me know if you have any additional questions.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 28, 2016 10:42 AM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Would there be any materially greater burden on the company to process a group of 20 participants vs. a group of 50 or 100.
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 02, 2016 12:40 AM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Would the company keep qualifying group members after the 3% is exceeded?
John Chevedden

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Wednesday, February 03, 2016 6:26 PM
To:
Subject: RE: Proxy Access (SRE)

Dear Mr. Chevedden,

As long as the shareholder(s) meet the requirements to be considered an Eligible Shareholder, the Company does not limit the membership of the group as long as it is comprised of 20 or fewer such shareholders and otherwise complies with Sempra Energy's bylaws. The aggregate holdings of such a group can exceed the 3% continuous ownership threshold of Sempra Energy's outstanding shares.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 01, 2016 9:40 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Would the company keep qualifying group members after the 3% is exceeded?
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 03, 2016 10:19 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Dear Mr. Spira,
It would seem that the company has an estimate of the cost of vetting 20 participants.
Does the company have such an estimate?
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

From: Spira, James M [mailto:JSpira@sempra.com]
Sent: Friday, February 05, 2016 8:35 PM
FISMA&:OMB Memorandum M-07-16
Subject: RE: Proxy Access (SRE)

Dear Mr. Chevedden,

As noted in my email to you on December 28, Sempra Energy's Board of Directors amended our Bylaws in December to implement proxy access in a manner that addresses the key elements of your shareholder proposal. Since then I have been happy to answer your questions but Sempra Energy will soon need to finalize our proxy materials. Thus, we again respectfully request that you withdraw your shareholder proposal. If you would like to discuss the details of the proxy access bylaw provision, please call me at (619) 696-4373. As I previously noted, the Board of Directors believes that the proxy access bylaws adopted are fair and reasonable and have terms consistent with the majority of 2015 adopters and would not consider any changes at this time.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 03, 2016 7:19 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Dear Mr. Spira,
It would seem that the company has an estimate of the cost of vetting 20 participants.
Does the company have such an estimate?
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for information.

1

Dear Mr. Chevedden,

This email follows up on our emails regarding your shareholder proposal and the proxy access bylaw that Sempra Energy's Board of Directors has adopted. I understand that a number of companies that adopted similar proxy access bylaw amendments recently obtained no-action letters from the Securities and Exchange Commission agreeing that they could exclude your shareholder proposal as "substantially implemented." Based on those letters, Sempra Energy also has "substantially implemented" your proposal.

In order to save the time and expense of a no-action letter to exclude your proposal for the same reasons, I respectfully request again that you withdraw your shareholder proposal. If you are willing to withdraw your proposal by 5:00 pm pacific time tomorrow, we would state in our proxy statement that the Company appreciates John Chevedden's willingness to withdraw his proposal in light of the Board's adoption of proxy access bylaws similar to the terms of his proposal.

If you have any questions, please call me at (619) 696-4373.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 16, 2016 11:16 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Perhaps the company can file an amended 8-K stating that a Proxy Access shareholder proposal
was submitted to the company on Nov. 1, 2015 that did not restrict proxy access to 20
participants.
Sincerely,
John Chevedden

This email originated outside of Sempra Energy. Be cautious of attachments, web links, or requests for
information.

Dear Mr. Chevedden,

Thank you for your reply. We believe that disclosure in the proxy statement is appropriate since that is where your shareholder proposal would have been included. We think that proxy statement disclosure also would allow you to most effectively share your views on the group limit since the company provides the proxy statement and/or a notice of Internet availability of the proxy statement to all shareholders. Thus, in exchange for you withdrawing the proposal by 5:00 pm pacific time today, we will not seek no-action relief and instead provide the disclosure you requested in the proxy statement. We have drafted the disclosure below for your consideration. If you agree, I will document our commitment in a letter that I will email to you.

> On November 1, 2015, John Chevedden submitted to the company a shareholder proposal asking that the board adopt a proxy access bylaw, and the proposal did not restrict the number of shareholders that can form a group to 20 participants. On December 15, 2015, the board adopted a proxy access bylaw that provides for a shareholder, or a group of no more than 20 shareholders, who have continuously owned at least 3% of our outstanding shares entitled to vote in the election of directors for at least three years, to nominate and include in the company's proxy materials up to the greater of two directors or 20% of the number of the company's directors then in office, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. John Chevedden agreed to withdraw his proposal in light of the board's adoption of this proxy access bylaw. The company appreciates his willingness to withdraw his proposal.

Your prompt attention to this matter would be appreciated.

Regards,

James M. Spira
Chief Corporate Counsel*
488 8th Avenue
San Diego, CA 92101-3017
Tel: (619) 696-4373
Fax: (619) 699-5027

*Admitted in IL only; CA Registered In-House Counsel

Mr. Spira,

Perhaps the company can file an amended 8-K stating that a Proxy Access shareholder proposal *was submitted* to the company on Nov. 1, 2015 that did not restrict proxy access to 20 participants.

Sincerely,

John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 17, 2016 2:53 PM
To: Spira, James M
Subject: Proxy Access (SRE)

Mr. Spira,
Thank you for the option and no thank you.
John Chevedden

GIBSON DUNN

EXHIBIT C

Exhibit 3.1   Page 1 of 23

EX-3 2 ex3_1.htm EXHIBIT 3.1

Exhibit 3.1

SEMPRA ENERGY

BYLAWS
(As Amended Through December 15, 2015)

ARTICLE I
CORPORATE MANAGEMENT

The business and affairs of Sempra Energy (the "*Corporation*") shall be managed, and all corporate powers shall be exercised by or under the direction of the board of directors of the Corporation (the "*Board*"), subject to the Articles of Incorporation and the General Corporation Law of the State of California (the "*General Corporation Law*").

ARTICLE II
OFFICERS

1.   *Designation.* The officers of the Corporation (i) shall consist of a Chief Executive Officer, President, Chief Financial Officer and Secretary and (ii) may consist of a Chairman of the Board (the "*Chairman*"), a Chief Operating Officer, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Controller, one or more Assistant Controllers, and such other officers with such titles and duties as the Board may from time to time elect. In addition to any such appointments that may be made by the Board, the Chairman, if an executive officer, shall also have the authority to appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and other assistant officer positions as the Chairman, if an executive officer, determines to be advisable. Any two or more offices may be held by the same person.

2.   *Term.* The officers of the Corporation shall be elected by the Board and serve at the pleasure of the Board and shall hold office until their resignation, removal or other disqualification from service, or until their successors are duly elected. Any officer may be removed from office at any time, with or without cause, by the vote of a majority of the authorized number of Directors. The Board may fill vacancies or elect new officers at any time. In the case of Assistant Secretaries, Assistant Treasurers, Assistant Controllers and other assistant officer positions, the Chairman, if an executive officer, may also remove any officers from such offices at any time, with or without cause.

3.   *Chairman.* The Chairman shall be a Director and shall preside at meetings of the Board and meetings of the Shareholders, unless otherwise unavailable. The Chairman, if an executive officer, in addition to the assistant officer appointment powers set forth above, shall have such duties and responsibilities as are customarily assigned to such position. Notwithstanding anything to the contrary contained herein, the Chairman need not be an officer of the Corporation.

4.   *Chief Executive Officer.* The Chief Executive Officer of the Corporation shall be the general manager and chief executive officer of the Corporation, subject to the control of the Board,

Exhibit 3.1   Page 2 of 23

and as such shall direct the overall business, affairs and operations of the Corporation, shall have *general* supervision of the officers of the Corporation and shall have all such other authority as is incident to such office.

5.　　*President.* The duties of the President of the Corporation shall include, but not be limited to, assisting the Chief Executive Officer (to the extent the President is not also the Chief Executive Officer) in directing the overall business, affairs and operations of the Corporation.

6.　　*Chief Operating Officer.* The duties of the Chief Operating Officer of the Corporation shall include, but not be limited to, directing the day-today business, affairs and operations of the Corporation, under the supervision of the Chief Executive Officer and (to the extent the Chief Executive Officer is not also the President) the President.

7.　　*Vice Presidents.* The Vice Presidents, one of whom shall be the chief financial officer, shall have such duties as the Chief Executive Officer or the Board shall designate and shall have all such other authority as is incident to such office.

8.　　*Chief Financial Officer.* The Chief Financial Officer shall be responsible for the overall management of the financial affairs of the Corporation, and shall have all such other authority as is incident to such office.

9.　　*Secretary and Assistant Secretary.* The Secretary shall attend all meetings of the Shareholders and the Board, keep a true and accurate record of the proceedings of all such meetings and attest the same by his or her signature, have charge of all books, documents and papers which appertain to the office, have custody of the corporate seal and affix it to all papers and documents requiring sealing, give all notices of meetings, and have and perform all other duties usually appertaining to the office and all duties designated by the Bylaws, the Chief Executive Officer or the Board. In the absence of the Secretary, any Assistant Secretary may perform the duties and shall have the powers of the Secretary.

10.　　*Treasurer and Assistant Treasurer.* The Treasurer shall perform all duties usually appertaining to the office and all duties designated by the Chief Executive Officer or the Board. In the absence of the Treasurer, any Assistant Treasurer may perform the duties and shall have all the powers of the Treasurer.

11.　　*Controller and Assistant Controller.* The Controller shall be responsible for establishing financial control policies for the Corporation and shall perform all duties usually appertaining to the office and all duties designated by the Chief Executive Officer or the Board. In the absence of the Controller, any Assistant Controller may perform the duties and shall have all the powers of the Controller.

ARTICLE III
DIRECTORS

1.　　*Number.* The Board shall consist of not less than nine nor more than seventeen Directors. The exact authorized number of Directors shall be fixed from time to time, within the limits specified, by approval of the Board or the Shareholders.

2.　　*Election.* In any election of Directors of the Corporation that is not an uncontested election, the candidates receiving the highest number of affirmative votes of the shares entitled to be

Exhibit 3.1   Page 3 of 23

voted for them, up to the number of Directors to be elected by those shares, shall be elected and votes against the Director and votes withheld shall have no legal effect.

In any uncontested election of Directors of the Corporation, approval of the Shareholders (as defined in Section 153 of the General Corporation Law) shall be required to elect a Director. If an incumbent Director fails to be elected by approval of the Shareholders in an uncontested election then, unless the incumbent Director has earlier resigned, the term of the incumbent Director shall end on the earlier of (a) the date that is 90 days after the date on which the voting results of the election are determined pursuant to Section 707 of the General Corporation Law or (b) the date on which the Board selects a person to fill the office held by that Director in accordance with Article III, Section 3 of these Bylaws and Section 305 of the General Corporation Law.

An "uncontested election" means an election of Directors of the Corporation in which the number of candidates for election does not exceed the number of Directors to be elected by the Shareholders at that election, determined (a) in the case of an Annual Meeting of Shareholders, at the expiration of the time fixed under Section 1(b) of Article V of these Bylaws requiring advance notification of Director candidates and (b) in the case of a Special Meeting of Shareholders, at the expiration of the time fixed under Section 2 of Article V of these Bylaws requiring advance notification of Director candidates.

3.   *Vacancies.* Vacancies in the Board may be filled as set forth in the Articles of Incorporation.

4.   *Compensation.* Members of the Board shall receive such compensation and reimbursement of expenses as the Board may from time to time determine.

5.   *Regular Meetings.* Regular meetings of the Board shall be held on such dates and at such times and places as may be designated by resolution of the Board. Notice of regular meetings of the Board need not otherwise be given to Directors.

6.   *Special Meetings.* Special Meetings of the Board may be called at any time by the Chairman, the Lead Director, the Chief Executive Officer, the President or a majority of the Directors then in office. Notice shall be given to each Director of the date, time and place of each Special Meeting of the Board. If given by mail, such notice shall be mailed to each Director at least four days before the date of such meeting. If given personally or by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), telegraph, facsimile, electronic mail or other electronic means, such notice shall be given to each Director at least 24 hours before the time of such meeting. Notice of a meeting need not be given to any Director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Director.

7.   *Quorum.* A majority of the number of Directors then in office shall be necessary to constitute a quorum for the transaction of business; provided, that in no event shall the number of Directors constituting a quorum be less than the greater of (a) one third of the authorized number of Directors or (b) two Directors. Except as otherwise provided by applicable law, the Articles of Incorporation or these Bylaws, every act or decision of a majority of the Directors present at a meeting at which a quorum is present shall be valid as the act of the Board, provided that a meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for such

Exhibit 3.1   Page 4 of 23

meeting. A majority of Directors present at any meeting, in the absence of a quorum, may adjourn the meeting to another time and place.

8.   *Action Upon Consent.* Any action required or permitted to be taken by the Board may be taken without a meeting, if all members of the Board shall individually or collectively consent in writing to such action.

9.   *Tele-conference, Video Participation.* Members of the Board may participate in a meeting through use of conference telephone or electronic video screen communication, so long as all members participating in the meeting can hear one another. Such participation constitutes presence in person at the meeting.

10.   *Directors Emeritus.* The Board may from time to time elect one or more Directors Emeritus. Each Director Emeritus shall have the privilege of attending meetings of the Board, upon invitation of the Chairman, the Chief Executive Officer or the President. No Director Emeritus shall be entitled to vote on any business coming before the Board or be counted as a member of the Board for any purpose whatsoever.

11.   *Lead Director.* The Independent Directors may from time to time appoint a Lead Director who shall not be an officer of the Corporation and who will have such duties as determined by the Board, as provided in these Bylaws, and as provided in the Corporation's Corporate Governance Guidelines (as adopted by the Board and as amended from time to time).

ARTICLE IV
COMMITTEES

1.   *Committees.* The Board may appoint one or more committees, each consisting of two or more Directors, to serve at the pleasure of the Board. The Board may delegate to such committees any or all of the authority of the Board except with respect to:

a)   The approval of any action which also requires the approval of the Shareholders or approval of the outstanding shares;

b)   The filling of vacancies on the Board or on any committee;

c)   The fixing of compensation of the Directors for serving on the Board or on any committee;

d)   The amendment or repeal of bylaws or the adoption of new bylaws;

e)   The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

f)   A distribution to the Shareholders, except at a rate, in a periodic amount or within a price range set forth in the Articles of Incorporation or determined by the Board; and

g)   The appointment of other committees of the Board or the members thereof.

Any such committee, or any member thereof, must be appointed by resolution adopted by a majority of the authorized number of Directors.

Exhibit 3.1   Page 5 of 23

2.   *Notice of Meetings.* Unless the Board shall establish different requirements for the giving of notice of committee meetings, notice of each meeting of any committee of the Board shall be given to each member of such committee, and the giving of such notice shall be subject to the same requirements as the giving of notice of Special Meetings of the Board, except that notice of regular meetings of any committee for which the date, time and place has been previously designated by resolution of the committee need not otherwise be given to members of the Committee.

3.   *Conduct of Meetings.* The provisions of these Bylaws with respect to the conduct of meetings of the Board shall govern the conduct of committee meetings. Written minutes shall be kept of all committee meetings.


ARTICLE V

SHAREHOLDER MEETINGS


1.   *Annual Meeting.*

a)   An Annual Meeting of Shareholders shall be held each year on such date and at such time as may be designated by resolution of the Board.

b)   At an Annual Meeting of Shareholders, only such business shall be conducted as shall have been properly brought before the Annual Meeting. To be properly brought before an Annual Meeting, business must be (i) specified in the notice of the Annual Meeting (or in any supplement or amendment thereto) given by or at the direction of the Board, (ii) brought before the Annual Meeting by or at the direction of the Board or by the Chairman, Chief Executive Officer or Lead Director, (iii) properly brought before the Annual Meeting by a Shareholder who is entitled to vote at the meeting and who complies with the notice procedures and other requirements set forth in this Article V, Section 1, or (iv) properly brought before the Annual Meeting by an Eligible Shareholder (as defined in Article V, Section 4 below) whose Shareholder Nominee (as defined in Article V, Section 4 below) is properly included in the Corporation's proxy materials for the relevant Annual Meeting. For the avoidance of doubt, the foregoing clauses (iii) and (iv) shall be the exclusive means for a Shareholder to make Director nominations, and the foregoing clause (iii) shall be the exclusive means for a Shareholder to propose other business (other than a proposal included in the Corporation's proxy materials pursuant to and in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (including any successor provision of law, the "*Exchange Act*")), at an Annual Meeting of Shareholders. For business to be properly brought before an Annual Meeting by a Shareholder (including the nomination of any person for election to the Board) pursuant to the foregoing clause (iii), the Shareholder must have given timely and proper written notice to the Secretary.

To be timely under this Article V, Section 1, the Shareholder's written notice must be received by the close of business at the principal executive offices of the Corporation not less than 90 nor more than 120 days in advance of the date corresponding to the date of the last Annual Meeting of Shareholders; provided, however, that in the event the Annual Meeting to which the Shareholder's written notice relates is to be held on a date that differs by more than 60 days from the date of the last Annual Meeting of Shareholders, or if no Annual Meeting was held in the preceding year, the Shareholder's written notice to be timely must be so received not later than the close of business on the 10th day following the date on which public disclosure of the date of the Annual Meeting is first made or given to Shareholders. As used

Exhibit 3.1   Page 6 of 23

in these Bylaws, (i) the "close of business" shall mean 5:00 p.m. local time at the principal executive offices of the Corporation on any calendar day and (ii) "public disclosure" shall include disclosure in a press release or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the "*SEC*") pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. In no event shall any adjournment, recess or postponement of an Annual Meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of timely written notice for business to be properly brought before the Annual Meeting by a Shareholder as described in this Article V, Section 1.

To be proper under this Article V, Section 1, the Shareholder's written notice must set forth as to each matter the Shareholder proposes to bring before the Annual Meeting (u) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (v) the text of the proposal or business to be brought before the Annual Meeting (including the text of any resolutions proposed for consideration, and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (w) the name and address of the Shareholder as they appear on the Corporation's books and the name and address of any of its Shareholder Associated Persons (as defined below), (x) the class and number of shares of the Corporation that are beneficially owned or held of record by the Shareholder or any of its Shareholder Associated Persons, and a description of any and all Disclosable Interests (as defined below) held by the Shareholder or any of its Shareholder Associated Persons or to which any of them is a party, (y) a description of all agreements, arrangements or understandings between or among (A) such Shareholder, (B) any Shareholder Associated Person, and/or (C) any other person or persons (naming such person or persons), in each case relating to the business to be brought before the Annual Meeting or pursuant to which such business is to be proposed by such Shareholder, and (z) any material interest of the Shareholder or any of its Shareholder Associated Persons in such business and such other information concerning the Shareholder, any of its Shareholder Associated Persons and such item of business as would be required under the rules of the SEC in a proxy statement soliciting proxies in support of the item of business proposed to be brought before the Annual Meeting; provided, however, that the disclosures required by this Section 1(b) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or similar nominee solely as a result of such entity being the Shareholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner or beneficial owners.

In addition, if the Shareholder's written notice relates to the nomination at the Annual Meeting of any person for election to the Board, such notice to be proper must also set forth (A) the name, age, business address and residence address of each person to be so nominated, (B) the principal occupation or employment of each such person, (C) the number of shares of the Corporation beneficially owned or held of record by each such person, and a description of any and all Disclosable Interests held by each such person or to which each such person is a party, (D) a description of all agreements, arrangements or understandings (including compensation) between or among (i) such Shareholder, (ii) each nominee, (iii) any Shareholder Associated Person, and/or (iv) any other person or persons (naming such person or persons), in each case relating to the nomination or pursuant to which the nomination or nominations are to be made by such Shareholder and/or relating to the candidacy or service of the nominee as a Director of the Corporation, (E) such other information concerning each such person as would be required under the rules of the SEC in a proxy statement soliciting proxies

Exhibit 3.1   Page 7 of 23

for the election of such person as a Director, and must be accompanied by a consent, signed by each such person, to serve as a Director of the Corporation if elected, and (F) if any such nominee or the Shareholder nominating the nominee or any such Shareholder Associated Person expresses an intention or recommendation that the Corporation enter into a strategic transaction, any material interest in such transaction of each such proposed nominee, Shareholder or Shareholder Associated Person, including without limitation any equity interests or any Disclosable Interests held by each such nominee, Shareholder or Shareholder Associated Person in any other person the value of which interests could reasonably be expected to be materially affected by such transaction. In addition, such notice must contain a written and signed representation and agreement of each such nominee, pursuant to which such nominee represents and agrees that such nominee (A) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a Director, will act or vote on any issue or question or that could reasonably be expected to limit or interfere with such nominee's ability to comply with his or her fiduciary duties under applicable law that has not been disclosed to the Corporation, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Director that has not been disclosed to the Corporation, and (C) if elected as a Director, will comply with all of the Corporation's then existing corporate governance, conflict of interest, confidentiality and stock ownership and trading policies, codes and guidelines and any other Corporation policies, codes and guidelines applicable to Directors. To be proper notice, the Shareholder's notice must also include a written questionnaire completed by the proposed nominee with respect to the background and qualifications of such proposed nominee (which form of questionnaire shall be provided by the Secretary upon written request).

c)   In addition, to be proper and timely written notice to the Secretary, a Shareholder providing notice of any business (including the nomination of any person for election to the Board) proposed to be made at an Annual Meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article V, Section 1 shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof. Such update and supplement (or, if applicable, written confirmation that the information provided in such notice is still true and correct as of the applicable date) shall be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). A Shareholder, in his or her initial written notice of any business to the Secretary, shall confirm his or her intention to update and supplement such notice as required herein.

d)   Nothing in these Bylaws shall be deemed to affect any rights of Shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notwithstanding anything in these Bylaws to the contrary, except for

Exhibit 3.1   Page 8 of 23

proposals properly and timely made in accordance with Rule 14a-8 under the Exchange Act and included in the notice of Annual Meeting given by or at the direction of the Board, no business shall be conducted at an Annual Meeting except in accordance with the procedures set forth in this Article V, Section 1 and Article V, Section 4.

e)   As used in this Article V, Section 1, "Shareholder Associated Person" shall mean (i) the beneficial owner or beneficial owners on whose behalf the written notice of business proposed to be brought before the Annual Meeting is made, if different from the Shareholder proposing such business and (ii) each "affiliate" or "associate" (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of each such Shareholder or beneficial owner.

f)   As used in this Article V, Section 1, "Disclosable Interests" shall mean any agreement, arrangement or understanding (including but not limited to any derivatives, swaps, long or short positions, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that is held or has been entered into, directly or indirectly, by or on behalf of such Shareholder, the nominee proposed by such Shareholder, as applicable, or any such Shareholder Associated Person, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, provide the opportunity to profit from share price changes to, or maintain, increase or decrease the voting power of, such Shareholder, proposed nominee, as applicable, or any such Shareholder Associated Person, with respect to shares of stock of the Corporation; provided, however, that Disclosable Interests shall not include any such disclosures with respect to any broker, dealer, commercial bank, trust company or similar nominee solely as a result of such entity being the Shareholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner or beneficial owners.

g)   For purposes of this Article V, to be considered a "qualified representative" of the Shareholder, a person must be a duly authorized officer, manager or partner of such Shareholder or must be authorized by a writing executed by such Shareholder or an electronic transmission delivered by such Shareholder to act for such Shareholder as proxy at the applicable Annual Meeting or Special Meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the applicable Annual Meeting or Special Meeting.

2.   *Special Meetings.* Special Meetings of the Shareholders for any purpose whatsoever may be called at any time (i) by the Chairman, the Chief Executive Officer, the President or the Board, or (ii) by one or more Shareholders holding not less than onetenth of the voting power of the Corporation. The person or persons calling any such meeting shall concurrently specify (x) the purpose of such Special Meeting, (y) the business proposed to be transacted at such Special Meeting and the reasons for conducting such business at the meeting, and (z) the text of the proposal or business to be brought before the Special Meeting (including the text of any resolutions proposed for consideration, and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment). In connection with any Special Meeting called in accordance with the provisions of this Article V, Section 2, upon request in writing sent pursuant to Section 601 (c) of the General Corporation Law (or any successor provision) by the person or persons calling such meeting (to be in proper form, such request, if sent by a Shareholder or Shareholders, shall include the information required by Article V, Sections 1(b) and 1(c) of these Bylaws), it shall be the duty of the Secretary, subject to the immediately succeeding sentence, to cause notice of such meeting to be given in accordance with Article V, Section 6 of these Bylaws as promptly as reasonably practicable

Exhibit 3.1   Page 9 of 23

and, in connection therewith, to establish the place and, subject to Section 601(c) of the General Corporation Law (or any successor provision), the date and hour of such meeting. Within five business days after receiving such a request from a Shareholder or Shareholders of the Corporation, the Board shall determine whether such Shareholder or Shareholders have properly satisfied the requirements for calling a Special Meeting of the Shareholders in accordance with the provisions of this Article V, Section 2 and shall notify the requesting party or parties of its finding. In the event a Special Meeting is called pursuant to clause (i) of this Article V, Section 2 for the purpose of electing one or more Directors, any Shareholder entitled to vote in such election of Directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, only if the Shareholder has given timely and proper written notice to the Secretary. To be timely under this Article V, Section 2, the Shareholder's written notice must be received by the close of business at the principal executive offices of the Corporation not more than 120 days in advance of the date of such Special Meeting and not less than the later of 90 days prior to the date of such Special Meeting or the 10th day following the date on which public disclosure of the date of the Special Meeting and of the nominees proposed by the Board to be elected at such meeting is first made or given to Shareholders. To be proper, the notice shall include the information required by Article V, Sections 1(b) and 1(c) of these Bylaws. In no event shall any adjournment, recess or postponement of a Special Meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of timely written notice for business to be properly brought before the Special Meeting by a Shareholder as described in this Article V, Section 2.

       3.   *Determination of Proper Business.* Each of the Board, the Chairman of the Board, Lead Director and the presiding officer of any Annual or Special Meeting shall have the power to determine whether business was properly and timely proposed in accordance with the provisions of this Article V, and if any of them should determine that such business is not in compliance with this Article V, the presiding officer of the Annual or Special Meeting shall have the authority to declare at the meeting that any such business was not properly and timely brought before the meeting and shall not be transacted. Notwithstanding the foregoing provisions of this Article V, unless otherwise required by law, if the Shareholder (or a qualified representative of the Shareholder) does not appear at the Annual or Special Meeting to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

       4.   *Proxy Access for Director Nominations.*

       a)   Subject to the terms and conditions of these Bylaws, in connection with an Annual Meeting of Shareholders at which Directors are to be elected, the Corporation will include in its proxy statement and on its form of proxy the name of a nominee for election to the Board submitted pursuant to this Article V, Section 4 (a "*Shareholder Nominee*"), and will include in its proxy statement the "Required Information" (as defined below), if:

       i)   the Shareholder Nominee satisfies the eligibility requirements in this Article V, Section 4,

       ii)   the Shareholder Nominee is identified in a timely notice (the "*Shareholder Notice*") that satisfies this Article V, Section 4 and is delivered by a Shareholder that qualifies as, or is acting on behalf of, an Eligible Shareholder (as defined below),

Exhibit 3.1   Page 10 of 23

iii)   the Eligible Shareholder expressly elects at the time of the delivery of the Shareholder Notice to have the Shareholder Nominee included in the Corporation's proxy materials, and

iv)   the additional requirements of these Bylaws are met.

b)   To qualify as an "Eligible Shareholder," a Shareholder or a group as described in this Article V, Section 4(b) must:

i)   Own and have Owned (as defined below), continuously for at least three years as of the date of the Shareholder Notice, a number of shares that represents at least three percent of the outstanding shares of the Corporation that are entitled to vote in the election of Directors as of the date of the Shareholder Notice (the "*Required Shares*"), and

ii)   thereafter continue to Own the Required Shares through such Annual Meeting of Shareholders.

For purposes of satisfying the ownership requirements of this Article V, Section 4(b), a group of no more than 20 Shareholders and/or beneficial owners may aggregate the number of shares of the Corporation that each group member has Owned continuously for at least three years as of the date of the Shareholder Notice. No shares may be attributed to more than one Eligible Shareholder, and no Shareholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as more than one Eligible Shareholder under this Article V, Section 4. A group of any two or more (A) funds that are under common management and investment control or (B) publicly offered funds that are part of the same family of funds (whether organized in the U.S. or outside the U.S.) that hold themselves out to investors as related companies for purposes of investment and investor services, shall be treated as one Shareholder or beneficial owner. Whenever an Eligible Shareholder consists of a group of Shareholders and/or beneficial owners, any and all requirements and obligations for an Eligible Shareholder set forth in this Article V, Section 4 must be satisfied by and as to each such Shareholder or beneficial owner, except that shares may be aggregated as specified in this Article V, Section 4(b) and except as otherwise provided in this Article V, Section 4. The term "affiliate" or "affiliates" shall have the meanings set forth in Article V, Section 1(e).

c)   For purposes of this Article V, Section 4:

i)   A Shareholder or beneficial owner shall be deemed to "Own" only those outstanding shares of stock as to which such person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with

Exhibit 3.1   Page 11 of 23

shares or with cash based on the notional amount or value of outstanding shares of stock, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate. The terms "Owned," "Owning" and other variations of the word "Own," when used with respect to a Shareholder or beneficial owner, shall have correlative meanings.

ii)   A Shareholder or beneficial owner shall "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of Directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. The person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person.

iii)   A Shareholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that (A) the person both has the power to recall such loaned shares on five business days' notice and recalls the loaned shares within five business days of being notified that its Shareholder Nominee will be included in the Corporation's proxy materials for the relevant Annual Meeting, and (B) the person holds the recalled shares through such Annual Meeting.

d)   For purposes of this Article V, Section 4, the "Required Information" that the Corporation will include in its proxy statement is:

i)   the information set forth in the Schedule 14N provided with the Shareholder Notice concerning each Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

ii)   if the Eligible Shareholder so elects, a written statement of the Eligible Shareholder (or, in the case of a group, a written statement of the group), not to exceed 500 words, in support of each Shareholder Nominee, which must be provided at the same time as the Shareholder Notice for inclusion in the Corporation's proxy statement for the Annual Meeting (the "*Statement*").

Notwithstanding anything to the contrary contained in this Article V, Section 4, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes (i) is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading), (ii) would, directly or indirectly, impugn the character, integrity or personal reputation of, or make charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person, or (iii) would violate any applicable law, rule, regulation or listing standard. Nothing in this Article V, Section 4 shall limit the Corporation's ability to

Exhibit 3.1   Page 12 of 23

solicit against and include in its proxy materials its own statements relating to any Eligible Shareholder or Shareholder Nominee.

e)   The Shareholder Notice shall set forth all information, representations and agreements required under Article V, Section 1(b) above (and for such purposes, references in Article V, Section 1(b) to any "Shareholder Associated Person" shall be deemed to refer to "Eligible Shareholder" and each affiliate or associate thereof), and in addition such Shareholder Notice shall include:

i)   a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act,

ii)   the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if such relationship existed on the date of submission of the Schedule 14N,

iii)   a statement of the Eligible Shareholder (and in the case of a group, the written agreement of each Shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (A) setting forth and certifying to the number of shares of the Corporation that the Eligible Shareholder Owns and has Owned (as defined in Article V, Section 4(c) of these Bylaws) continuously for at least three years as of the day immediately prior to the date of the Shareholder Notice and (B) agreeing to continue to Own such shares through the Annual Meeting,

iv)   the written agreement of the Eligible Shareholder (and in the case of a group, the written agreement of each Shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

A)   it will provide (1) the information required under Article V, Section 1(b) through and as of the tenth business day immediately preceding the Annual Meeting and as of the record date, (2) written statements from the record holder and intermediaries as required under Article V, Section 4(g) verifying the Eligible Shareholder's continuous Ownership of the Required Shares, through and as of the tenth business day immediately preceding the Annual Meeting and as of the record date, and (3) immediate notice to the Corporation if the Eligible Shareholder ceases to own any of the Required Shares prior to the Annual Meeting of Shareholders,

B)   it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (2) has not nominated and will not nominate for election to the Board at the Annual Meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Article V, Section 4, (3) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of

Exhibit 3.1   Page 13 of 23

Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a Director at the Annual Meeting other than its Shareholder Nominee or a nominee of the Board, and (4) will not distribute to any Shareholder any form of proxy for the Annual Meeting other than the form distributed by the Corporation, and

           C)   it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the Shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its Directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its Directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Article V, Section 4, (3) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the Annual Meeting, (4) file all materials described below in Article V, Section 4(g)(iii) with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (5) promptly provide to the Corporation such other information as the Corporation may reasonably request, promptly upon, but in any event within five business days after, such request, and

           v)   in the case of a nomination by a group, the binding and conclusive designation by all group members of one group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination. Any action or statement by the authorized group member with respect to the nomination and all matters related thereto, including withdrawal of the nomination, shall be valid, conclusive and binding on all members of the group and the Corporation shall be entitled to rely on such statement or action without any duty to verify its authenticity or whether the authorized group member had the authority to so act or state.

           f)   To be timely under this Article V, Section 4, the Shareholder Notice must be delivered by a Shareholder to the Secretary at the principal executive offices of the Corporation by the close of business not less than 120 days nor more than 150 days prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first sent to Shareholders in connection with the preceding year's Annual Meeting of Shareholders; provided, however, that in the event the Annual Meeting is more than 60 days before or after the anniversary of the preceding year's meeting, or if no Annual Meeting was held in the preceding year, to be timely, the Shareholder Notice must be so delivered by the close of business not more than 150 days prior to such Annual Meeting and not less than the later of 120 days prior to such Annual Meeting or the 10th day following the day on which public disclosure (as defined in Article V, Section 1(b) above) of the date of such meeting is first made or given to Shareholders. The Shareholder Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Article V, Section 4 (other than such information and documents contemplated to be provided after

Exhibit 3.1   Page 14 of 23

the date the Shareholder Notice is provided) have been delivered to the Secretary. In no event shall any adjournment, recess or postponement of an Annual Meeting or the public disclosure thereof commence a new time period (or extend any time period) for the giving of a timely Shareholder Notice as described above.

g)   An Eligible Shareholder must:

i)   simultaneously with its delivery of the Shareholder Notice, provide to the Corporation one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Shareholder Owns, and has Owned continuously in compliance with this Article V, Section 4,

ii)   include in the Schedule 14N filed with the SEC a statement by the Eligible Shareholder (and in the case of a group, by each Shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) certifying (A) the number of shares of the Corporation that it Owns and has Owned continuously for at least three years as of the day immediately preceding the date of the Shareholder Notice, and (B) that it Owns and has Owned such shares within the meaning of Article V, Section 4(c),

iii)   file with the SEC any solicitation or other communication by or on behalf of the Eligible Shareholder relating to the Corporation's Annual Meeting of Shareholders, one or more of the Corporation's Directors or Director nominees or any Shareholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A, and

iv)   in the case of any group, within five business days after the date of the Shareholder Notice, provide to the Corporation documentation reasonably satisfactory to the Corporation demonstrating that the number of Shareholders and/or beneficial owners within such group does not exceed 20, including whether a group of funds qualifies as one Shareholder or beneficial owner within the meaning of Article V, Section 4(b).

The information provided pursuant to this Article V, Section 4(g) shall be deemed part of the Shareholder Notice for purposes of this Article V, Section 4.

h)   Within the time period for delivery of the Shareholder Notice, a written representation and agreement of each Shareholder Nominee shall be delivered to the Secretary at the principal executive offices of the Corporation, which shall be signed by each Shareholder Nominee and shall represent and agree that such Shareholder Nominee:

i)   consents to being named in the Corporation's proxy statement and form of proxy as a nominee and to serving as a Director if elected;

ii)   is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a Director, will act or vote on

Exhibit 3.1

Page 15 of 23

any issue or question or that could reasonably be expected to limit or interfere with the Shareholder Nominee's ability to comply with his or her fiduciary duties under applicable law that has not been disclosed to the Corporation,

iii)   is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Director that has not been disclosed to the Corporation, and

iv)   if elected as a Director, will comply with all of the Corporation's then existing corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies, codes and guidelines, and any other Corporation policies, codes and guidelines applicable to Directors.

To be proper, the Shareholder Notice must also include a written questionnaire completed by the Shareholder Nominee with respect to the background and qualifications of the Shareholder Nominee (which form of questionnaire shall be provided by the Secretary upon written request). The Shareholder Nominee must provide to the Corporation such other information as the Corporation may reasonably request promptly upon, but in any event within five business days after, such request. The Corporation may request such additional information as necessary to permit the Board to determine if each Shareholder Nominee satisfies the requirements of this Article V, Section 4.

i)   In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominee to the Corporation or its Shareholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly (and in any event within 48 hours) notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Shareholder Nominee from its proxy materials as provided in this Article V, Section 4.

j)   Notwithstanding anything to the contrary contained in this Article V, Section 4, the Corporation may (i) omit from its proxy materials any Shareholder Nominee and (ii) otherwise communicate to its Shareholders, including, without limitation, by amending or supplementing its proxy materials, that the Shareholder Nominee will not be included as a Shareholder Nominee in the proxy materials, and such nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

i)   the Eligible Shareholder or Shareholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Shareholder Notice (or otherwise submitted pursuant to this Article V, Section 4), any of the information in the Shareholder Notice (or otherwise submitted pursuant to this Article V, Section 4) was not, when provided, true, correct and complete, or the requirements of this Article V, Section 4 have otherwise not been met,

Exhibit 3.1   Page 16 of 23

ii)   the Shareholder Nominee (A) is not independent under any applicable listing standards, any applicable rules of the SEC, and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's Directors, (B) fails to meet the qualifications applicable to the Corporation's Directors contained in either of the Corporation's Corporate Governance Guidelines (as amended from time to time) or Code of Business Conduct and Ethics for Board of Directors and Senior Officers (as amended from time to time), (C) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended (or any successor provision), (D) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past 10 years or (E) is subject to any order of the type specified in Rule 506(d) of Regulation D (or any successor rule) promulgated under the Securities Act of 1933, as amended,

iii)   the Corporation has received a notice (whether or not subsequently withdrawn) that a Shareholder intends to nominate any candidate for election to the Board pursuant to the advance notice requirements for Shareholder nominees for Director in Article V, Section 1(b),

iv)   the election of the Shareholder Nominee to the Board would cause the Corporation or the Shareholder Nominee to violate the Articles of Incorporation of the Corporation, these Bylaws, any applicable law, rule, regulation or listing standard, or

(v)   the Eligible Shareholder or applicable Shareholder Nominee fails to comply with its obligations pursuant to these Bylaws, including but not limited to its obligations under this Article V, Section 4.

k)   The maximum number of Shareholder Nominees submitted by all Eligible Shareholders that may be included in the Corporation's proxy materials pursuant to this Article V, Section 4, shall not exceed the greater of (i) two or (ii) 20% of the number of Directors in office as of the last day on which a Shareholder Notice may be delivered pursuant to this Article V, Section 4 with respect to the Annual Meeting, or if such amount is not a whole number, the closest whole number (rounding down) below 20% (such resulting number, the "*Permitted Number*"); provided that the Permitted Number shall be reduced by (i) any Shareholder Nominee whose name was submitted for inclusion in the Corporation's proxy materials pursuant to this Article V, Section 4 but who the Board decides to nominate as a Board nominee and (ii) any nominees who were previously elected to the Board as Shareholder Nominees at any of the preceding two Annual Meetings and who are nominated for election at such Annual Meeting by the Board as a Board nominee. In the event that one or more vacancies for any reason occurs after the date of the Shareholder Notice but before the Annual Meeting and the Board resolves to reduce the authorized number of Directors in connection therewith, the Permitted Number shall be calculated based on the number of Directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Article V, Section 4 exceeds the Permitted Number, the Corporation shall determine which Shareholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: each Eligible Shareholder will select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Shareholder disclosed as Owned in its

Exhibit 3.1   Page 17 of 23

respective Shareholder Notice submitted to the Corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Following such determination, if any Shareholder Nominee who satisfies the eligibility requirements in this Article V, Section 4 thereafter is nominated by the Board, thereafter is not included in the Corporation's proxy materials or thereafter is not submitted for Director election for any reason (including the Eligible Shareholder's or Shareholder Nominee's failure to comply with this Article V, Section 4), no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for Director election in substitution thereof.

l)   Any Shareholder Nominee who is included in the Corporation's proxy materials for a particular Annual Meeting of Shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the Annual Meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Shareholder Notice) or (ii) does not receive a number of votes cast in favor of his or her election at least equal to 25% of the shares present in person or represented by proxy and entitled to vote in the election of Directors, will be ineligible to be a Shareholder Nominee pursuant to this Article V, Section 4 for the next two Annual Meetings.

m)   The Board (and any other person or body authorized by the Board) shall have the power and authority to interpret this Article V, Section 4 and to make any and all determinations necessary or advisable to apply this Article V, Section 4 to any persons, facts or circumstances, including the power to determine (i) whether one or more Shareholders or beneficial owners qualifies as an Eligible Shareholder, (ii) whether a Shareholder Notice complies with this Article V, Section 4 and has otherwise met the requirements of this Article V, Section 4, (iii) whether a Shareholder Nominee satisfies the qualifications and requirements in this Article V, Section 4, and (iv) whether any and all requirements of this Article V, Section 4 have been satisfied. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board) shall be binding on all persons, including the Corporation and its Shareholders (including any beneficial owners). For purposes of applying the requirements of this Article V, Section 4 (including Article V, Section 4(a)(ii)), the number of Required Shares required to be Owned by any person or persons during any time period shall be adjusted, in the manner determined by the Board (or any authorized committee thereof) or by the Chief Financial Officer, to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of stock. Notwithstanding the foregoing provisions of this Article V, Section 4, unless otherwise required by law or otherwise determined by the presiding officer of the meeting, if the Shareholder (or a qualified representative of the Shareholder, as defined in Article V, Section 1(g)) does not appear at the Annual Meeting of Shareholders of the Corporation to present its Shareholder Nominee or Shareholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Shareholder Nominee or Shareholder Nominees may have been received by the Corporation. This Article V, Section 4 shall be the exclusive method for Shareholders to include nominees for Director election in the Corporation's proxy materials.

Exhibit 3.1   Page 18 of 23

5.   *Place of Meetings.* All meetings of the Shareholders shall be held at the principal office of the Corporation in San Diego, California, or at such other locations as may be designated by the Board.

6.   *Notice of Meetings.* Written notice shall be given to each Shareholder entitled to vote of the date, time, place and general purpose of each meeting of Shareholders. Notice may be given personally, or by mail, or by telegram, or by electronic transmission as set forth in the California Corporations Code, charges prepaid, to the Shareholder's physical or electronic address appearing on the books of the Corporation or given by the Shareholder to the Corporation for the purpose of notice. If a Shareholder supplies no address to the Corporation, notice shall be deemed to be given if mailed to the place where the principal office of the Corporation is situated, or published at least once in some newspaper of general circulation in the county of said principal office. Notice of any meeting shall be sent to each Shareholder entitled thereto not less than 10 nor more than 60 days before such meeting.

7.   *Record Dates; Voting.* The Board may fix a time in the future not less than 10 nor more than 60 days preceding the date of any meeting of Shareholders, or not more than 60 days preceding the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only Shareholders of record at the close of business on the date so fixed shall be entitled to notice of and to vote at such meeting or to receive such dividend, distribution or an allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as aforesaid, except as otherwise provided by the Articles of Incorporation or the General Corporation Law.

8.   *Quorum.* At any Shareholders' meeting a majority of the shares entitled to vote must be represented in order to constitute a quorum for the transaction of business, but a majority of the shares present, or represented by proxy, though less than a quorum, may adjourn the meeting to some other date, and from day to day or from time to time thereafter until a quorum is present.

9.   *Confidential Voting.* Each Shareholder of the Corporation shall be entitled to elect voting confidentiality as provided in this Section on all matters submitted to Shareholders by the Board and each form of proxy, consent, ballot or other written voting instruction distributed to the Shareholders shall include a check box or other appropriate mechanism by which Shareholders who desire to do so may so elect voting confidentiality. All inspectors of election, vote tabulators and other persons appointed or engaged by or on behalf of the Corporation to process voting instructions (none of whom shall be a Director or officer of the Corporation or any of its affiliates) shall be advised of and instructed to comply with this Section and, except as required or permitted hereby, not at any time to disclose to any person (except to other persons engaged in processing voting instructions), the identity and individual vote of any Shareholder electing voting confidentiality; provided, however, that voting confidentiality shall not apply and the name and individual vote of any Shareholder may be disclosed to the Corporation or to any person (i) to the extent that such disclosure is required by applicable law or is appropriate to assert or defend any claim relating to voting or (ii) with respect to any matter for which votes of Shareholders are solicited in opposition to any of the nominees or the recommendations of the Board, including the election of persons nominated as a candidate for election as a Director under Article V, Section 1 and the election of Shareholder Nominees nominated pursuant to Article V, Section 4, unless the persons engaged in such opposition

Exhibit 3.1   Page 19 of 23

solicitation provide Shareholders of the Corporation with voting confidentiality (which, if not otherwise provided, will be requested by the Corporation) comparable in the opinion of the Corporation to the voting confidentiality provided by this Section.

10.   *Conduct of Meeting.* The Chairman, or if the Chairman is unavailable, the President, or if the Chairman and the President are unavailable, such other officer of the Corporation designated by the Board, will call meetings of the Shareholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board prior to the meeting, the presiding officer of the meeting of the Shareholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including without limitation by (i) imposing restrictions on the persons (other than Shareholders of the Corporation or their duly appointed proxies) who may attend any such Shareholders' meeting, (ii) ascertaining whether any Shareholder or his or her proxy may be excluded from any meeting of the Shareholders based upon any determination by the presiding officer, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and (iii) determining the circumstances in which any person may make a statement or ask questions at any meeting of the Shareholders.

ARTICLE VI
CERTIFICATES FOR SHARES

1.   *Form.* Certificates for shares of the Corporation shall state the name of the registered holder of the shares represented thereby, and shall be signed by the Chairman, the Chief Executive Officer, the President or a Vice President, and by the Secretary or an Assistant Secretary. Any such signature may be by facsimile thereof.

2.   *Surrender.* Upon a surrender to the Secretary, or to a transfer agent or transfer clerk of the Corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the party entitled thereto, cancel the old certificate and record the transaction upon its books.

3.   *Right of Transfer.* When a transfer of shares on the books is requested and there is a reasonable doubt as to the rights of the persons seeking such transfer, the Corporation, or its transfer agent or transfer clerk, before entering the transfer of the shares on its books or issuing any certificate therefor, may require from such person reasonable proof of his or her rights, and if there remains a reasonable doubt in respect thereto, may refuse a transfer unless such person shall give adequate security or a bond of indemnity executed by a corporate surety, or by two individual sureties, satisfactory to the Corporation as to form, amount and responsibility of sureties.

4.   *Conflicting Claims.* The Corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by applicable law.

5.   *Loss, Theft and Destruction.* In the case of the alleged loss, theft or destruction of any certificate for shares, another may be issued in its place as follows: (a) the owner of the lost, stolen or destroyed certificate shall file with the transfer agent of the Corporation a duly executed Affidavit of Loss and Indemnity Agreement and Certificate of Coverage, accompanied by a check representing the cost of the bond as outlined in any blanket lost securities and administration bond previously approved by the Directors of the Corporation and executed by a surety company satisfactory to them,

Exhibit 3.1   Page 20 of 23

which bond shall indemnify the Corporation, its transfer agents and registrars; or (b) the Board may, in its discretion, authorize the issuance of a new certificate to replace a lost, stolen or destroyed certificate on such other terms and conditions as it may determine to be reasonable.

ARTICLE VII
INDEMNIFICATION

1.   *Definitions.* For the purposes of this Article, "agent of the Corporation" means any person (other than a Director or Officer of the Corporation) who (i) is or was an agent or employee of the Corporation, or (ii) is or was serving at the request of the Corporation as an agent or employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (iii) was an agent or employee of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation or (iv) is or was an agent or employee of the Corporation or any of its subsidiaries and is or was serving at the request of the Corporation or any of its subsidiaries as a fiduciary or administrator of any employee benefit plan sponsored by the Corporation or any of its subsidiaries; "Director or Officer of the Corporation" means any person who (i) is or was a Director or officer of the Corporation, or (ii) is or was serving at the request of the Corporation as a Director or officer of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (iii) is or was a Director or officer of the Corporation and is or was serving at the request of the Corporation as a Director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (iv) was a Director or officer of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation or (v) is or was a Director or officer of the Corporation or any of its subsidiaries and is or was serving at the request of the Corporation or any of its subsidiaries as a fiduciary or administrator of any employee benefit plan sponsored by the Corporation or any of its subsidiaries; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Sections 4 or 5(d) of this Article.

2.   *Indemnification for Third Party Actions.* The Corporation shall indemnify any person who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that such person is or was a Director or Officer of the Corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The Corporation shall have, in its discretion, the power to indemnify any person who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the Corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

Exhibit 3.1   Page 21 of 23

3.   *Indemnification for Derivative Actions.* The Corporation shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a Director or Officer of the Corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action, as well as, to the fullest extent permissible under California law and the Corporation's Articles of Incorporation, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such action (whether or not any such item is deemed to be an expense) if such person acted in good faith and in a manner such person believed to be in the best interests of the Corporation and its Shareholders. The Corporation shall have, in its discretion, the power to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the Corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action, as well as, to the fullest extent permissible under California law and the Corporation's Articles of Incorporation, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such action (whether or not any such item is deemed to be an expense) if such person acted in good faith and in a manner such person believed to be in the best interests of the Corporation and its Shareholders. No indemnification shall be made under this Section: (a) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation in the performance of such person's duty to the Corporation and its Shareholders, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine; (b) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (c) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

4.   *Successful Defense.* Notwithstanding any other provision of this Article, to the extent that a Director or Officer of the Corporation has been successful on the merits or otherwise (including the dismissal of an action without prejudice or the settlement of a proceeding or action without admission of liability) in defense of any proceeding referred to in Sections 2 or 3 of this Article, or in defense of any claim, issue or matter therein, the Director or Officer of the Corporation shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by the Director or Officer in connection therewith.

5.   *Indemnification Determination.* Except as provided in Section 4, any indemnification under Section 3 of this Article shall be made by the Corporation only if authorized in the specific case, upon a determination that indemnification of the Director or Officer of the Corporation or agent of the Corporation is proper in the circumstances because the person has met the applicable standard of conduct set forth in Section 3, by (a) a majority vote of a quorum consisting of Directors who are not parties to such proceeding; (b) if such a quorum of Directors is not obtainable, by independent legal counsel in a written opinion; (c) approval by the affirmative vote of a majority of the shares of this Corporation represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of holders of a majority of the outstanding shares which would be entitled to vote at such meeting and, for such purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote; or (d) the court in which such proceeding is or was pending, upon application made by the Corporation, such Director or Officer or agent, or the attorney

Exhibit 3.1   Page 22 of 23

or other person rendering services in connection with the defense, whether or not such application by said Director or Officer or agent, attorney or other person is opposed by the Corporation.

6.   *Advancement of Expenses.* Expenses incurred by a Director or Officer of the Corporation in defending any proceeding shall be advanced by the Corporation (and if otherwise authorized by the Board, expenses incurred by an agent of the Corporation in defending any proceeding may be advanced by the Corporation) prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the Director or Officer of the Corporation or agent of the Corporation to repay such amount if it shall be determined ultimately that such person is not entitled to be indemnified as authorized in this Article.

7.   *Restriction on Indemnification.* No indemnification or advance shall be made under this Article, except as provided in Sections 4, 5(d) and 6 hereof, in any circumstance where it appears that it would be inconsistent with (a) a provision of the Articles of Incorporation of the Corporation, its bylaws, a resolution of the Shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid which prohibits or otherwise limits indemnification; or (b) any condition expressly imposed by a court in approving a settlement.

8.   *NonExclusive.* The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, bylaw, agreement, vote of Shareholders or disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The rights to indemnification under this Article shall continue as to a person who has ceased to be a Director or Officer of the Corporation or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of the person.

9.   *Expenses as a Witness.* To the extent that any Director or Officer of the Corporation (or, to the extent authorized by the Board, any agent of the Corporation) is by reason of such position, or a position with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

10.   *Insurance.* The Corporation may purchase and maintain directors and officers liability insurance and other liability insurance, at its expense, to protect itself and any Director or Officer of the Corporation or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against or incurred by the person in such capacity or arising out of the Director's or Officer's or agent's status as such, whether or not the Corporation would have the power to indemnify the Director, Officer or agent against such expense, liability or loss under the provisions of this Article or under the General Corporation Law.

11.   *Separability.* Each and every paragraph, sentence, term and provision of this Article is separate and distinct so that if any paragraph, sentence, term or provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of any other paragraph, sentence, term or provision hereof. To the extent required, any paragraph, sentence, term or provision of this Article may be modified by a court of competent jurisdiction to preserve its validity and to provide the claimant with, subject to the limitations set forth in this Article and any agreement between the Corporation and claimant, the broadest possible indemnification permitted under applicable law. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation

Exhibit 3.1

Page 23 of 23

shall nevertheless have the power to indemnify each Director or Officer of the Corporation, or agent of the Corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such action (whether or not any such item is deemed to be an expense) with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and including an action or suit brought by or in the right of the Corporation, to the fullest extent permissible by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permissible under California law and the Corporation's Articles of Incorporation.

12. *Agreements.* Upon, and in the event of, a determination of the Board to do so, the Corporation is authorized to enter into indemnification agreements with any or all of the Directors or Officers of the Corporation or agents of the Corporation providing for indemnification to the fullest extent permissible under California law and the Corporation's Articles of Incorporation.

13. *Retroactive Appeal.* In the event this Article is repealed or modified so as to reduce the protection afforded herein, the indemnification provided by this Article shall remain in full force and effect with respect to any act or omission occurring prior to such repeal or modification. The rights of each Director or Officer of the Corporation to indemnification and advancement of expenses in this Article shall be deemed to be contractual rights.

ARTICLE VIII
OBLIGATIONS

All obligations of the Corporation, including promissory notes, checks, drafts, bills of exchange, and contracts of every kind, and evidences of indebtedness issued in the name of, or payable to, or executed on behalf of the Corporation, shall be signed or endorsed by such officer or officers, or agent or agents, of the Corporation and in such manner as, from time to time, shall be determined by the Board.

ARTICLE IX
CORPORATE SEAL

The corporate seal shall set forth the name of the Corporation, state, and date of incorporation.

ARTICLE X
AMENDMENTS

These Bylaws may be amended or repealed as set forth in the Articles of Incorporation.

ARTICLE XI
AVAILABILITY OF BYLAWS

A current copy of these Bylaws shall be mailed or otherwise furnished to any Shareholder of record within five days after receipt of a request therefor.

[Remainder of Page Intentionally Left Blank]